Hypo Real Estate
GROUP

RECEIVED
2007 OCT -2 A 9:25

07026995

Shareholding Disclosures

25.09.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act - Perry Partners International, Inc.

WKN: 802 770
ISIN: DE 000 802 770 7

Pursuant to section 21 para. 1 WpHG Perry Partners International, Inc., Citco Building, Wickhams Cay, PO Box 662, Road Town, Tortola, British Virgin Islands (The "Fund"), notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 25 September 2007 of the following:

"We hereby inform you according to section 21 para. 1 WpHG that on 19 September 2007 the Fund has exceeded the threshold of 3 % of voting rights in Hypo Real Estate Holding AG, Unsöldstrasse 2, D-80538 München, Tel.: + 49 (0) 89 20 30 07-0, Fax. + 49 (0) 89 20 30 07-772 ("Issuer") and now holds 3.13 % of the voting rights in the Issuer (equivalent to 4,199,975 voting rights)".

Munich, 25 September 2007
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

SUPPL

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

HOLDING

RECEIVED

2007 OCT -2 A 8:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 25 September 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

Enclosures

24 September 2007	Press Release: Acquisition of DEPFA by the Hypo Real Estate Group making good Progress · Shareholders of DEPFA have approved with a large majority · Important step on the way to becoming a large-scale finance house – Leading focused provider of financing for commercial real estate and the public sector to come into being · Chairman of the Supervisory Board Kurt F. Viermetz: "Convincing strategic fit of the transaction has been successfully communicated" · CEO Georg Funke: "The combination of the two institutions offers excellent opportunities"

Hypo Real Estate
GROUP

Press Release

Acquisition of DEPFA by the Hypo Real Estate Group making good progress

- **Shareholders of DEPFA have approved with a large majority**
- **Important step on the way to becoming a large-scale finance house – Leading focused provider of financing for commercial real estate and the public sector to come into being**
- **Chairman of the Supervisory Board Kurt F. Viermetz: "Convincing strategic fit of the transaction has been successfully communicated"**
- **CEO Georg Funke: "The combination of the two institutions offers excellent opportunities"**

Munich/Dublin, 24 September 2007: The envisaged acquisition of DEPFA Bank plc by Hypo Real Estate Holding AG has overcome a significant hurdle. At two general meetings of DEPFA, the scheme offer was approved by large majorities.

At the shareholders' meeting which was convened by the Irish High Court and which was responsible for accepting the scheme of arrangement which has been agreed by the companies, a majority in number of the shareholders present at the shareholders' meeting and 98.19 % of the represented share capital (necessary minimum: 75%) approved the arrangement. At the extraordinary general meeting which was held immediately afterwards and at which management of DEPFA was empowered to implement the scheme of arrangement, the transaction was approved by 93.82 % of the votes cast (necessary minimum: 75%).

The next step as part of the acquisition is a court hearing to sanction the scheme of arrangement. This hearing will probably be held on 2 October 2007 before the High Court in Dublin. Following the approval of the scheme of arrangement by the court and other subsequent steps the former shareholders of DEPFA will receive the new shares of Hypo Real Estate

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Holding AG to be issued as well as the additional cash payment. DEPFA will then be wholly owned by Hypo Real Estate Holding AG.

Kurt F. Viermetz, Chairman of the supervisory board of Hypo Real Estate Holding AG: "I am very pleased with the strong approval of DEPFA shareholders for the offer of the Hypo Real Estate Group. It demonstrates that management – despite the current turmoil on the capital market – has succeeded in communicating the convincing strategic fit of the transaction. As a result of the acquisition of DEPFA, the Hypo Real Estate Group is taking advantage of a historic opportunity of ensuring that the strategic growth of the group can proceed much more quickly than would be possible if only internal resources were utilised. I should like to particularly emphasize the excellent cooperation conducted in an atmosphere of mutual trust between the Management Board and the Supervisory Board in this transaction; this was a significant factor particularly in the currently difficult market conditions."

Georg Funke, CEO of Hypo Real Estate Holding AG: "The combination of the leading focused providers of financing for commercial real estate and the public sector, including infrastructure finance, offers excellent opportunities which we will utilise. The business models of both companies complement each other perfectly, and I am convinced that the sum of this transaction will be considerably more than the aggregation of the individual parts. Our opinion in this respect has been strengthened in recent weeks in many discussions held with investors, shareholders, customers and colleagues of both houses."

Press contact:

Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

END